May 2013 Pricing Sheet dated May 15, 2013 relating to Preliminary Pricing Supplement No. 787 dated May 2, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Contingent Income Securities due May 22, 2028
All Payments on the Securities Subject to the Coupon Barrier and Downside Threshold Features Linked to the S&P 500® Index
PRICING TERMS – MAY 15, 2013
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$11,100,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	May 15, 2013
Original issue date:	May 20, 2013 (3 business days after the pricing date)
Maturity date:	May 22, 2028
Contingent quarterly coupon:
•  If, on any determination date, the index closing value on such date is greater than or equal to the coupon barrier level, we will pay a contingent quarterly coupon at an annual rate of 7.75% (corresponding to approximately $19.375 per quarter per security) on the related contingent coupon payment date.
•  If, on any determination date, the index closing value on such date is less than the coupon barrier level, no contingent quarterly coupon will be paid with respect to that determination date.

Payment at maturity:	• If the final index value is greater than or equal to the downside threshold level:	the stated principal amount and, if the final index value is also greater than or equal to the coupon barrier level, the contingent quarterly coupon with respect to the final determination date
	• If the final index value is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor
Index performance factor:	The final index value divided by the initial index value.
Coupon barrier level:	1,244.085, which is equal to 75% of the initial index value
Downside threshold level:	829.39, which is equal to 50% of the initial index value
Initial index value:	1,658.78, which is the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final determination date
Determination dates:
The 17th day of each February, May, August, and November, beginning August 17, 2013, subject to postponement due to non-index business days or certain market disruption events.  We also refer to May 17, 2028 as the final determination date.  See “Postponement of determination dates” in the accompanying preliminary pricing supplement.

Contingent coupon payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.  See “Postponement of contingent coupon payment dates and maturity date” in the accompanying preliminary pricing supplement.

CUSIP / ISIN:	61761JGJ2 / US61761JGJ25
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$1,000	$35	$965
Total	$11,100,000	$388,500	$10,711,500
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC (“MS & Co.”), a fixed sales commission of $35 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 787 dated May 2, 2013
Prospectus Supplement dated November 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.